Exhibit 12
PFIZER INC AND SUBSIDIARY COMPANIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
(in millions, except ratios)	2006	2005	2004	2003	2002
Determination of Earnings:
Income from continuing operations before provision for taxes on income, minority interests and cumulative effect of a change in accounting principles	$13,028	$10,800	$13,403	$2,781	$11,269
Less:
Minority interests	12	12	7	1	3

Income adjusted for minority interests	13,016	10,788	13,396	2,780	11,266
Add:
Fixed charges	642	622	505	438	318

Total earnings as defined	$13,658	$11,410	$13,901	$3,218	$11,584

Fixed charges:
Interest expense (a)	$488	$471	$347	$270	$251
Preferred stock dividends (b)	14	14	12	10	—
Rents (c)	140	137	146	158	67

Fixed charges	642	622	505	438	318
Capitalized interest	29	17	12	20	28

Total fixed charges	$671	$639	$517	$458	$346

Ratio of earnings to fixed charges	20.4	17.9	26.9	7.0	33.5

All financial information reflects the following as discontinued operations for all periods presented: the Consumer Healthcare business; for 2006, 2005, 2004 and 2003: certain European generics businesses; and for 2004 and 2003: our in-vitro allergy and autoimmune diagnostics testing, and surgical ophthalmics.
All financial information reflects the following as discontinued operations for 2003, 2002, and 2001: our confectionery, shaving and fish-care products businesses, as well as the Estrostep, Loestrin and femhrt women’s health product lines for all the years presented.
(a)	Interest expense includes amortization of debt premium, discount and expenses.

(b)	Preferred stock dividends are from our Series A convertible perpetual preferred stock held by an Employee Stock Ownership Plan assumed in connection with our acquisition of Pharmacia.

(c)	Rents included in the computation consist of one-third of rental expense which we believe to be a conservative estimate of an interest factor in our leases, which are not material.